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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

     Under the Securities Exchange Act of 1934

Main Street Banks Incorporated

(Name of Issuer)
Common Stock, no par value

(Title of Class of Securities)
56034R-10-2
(CUSIP Number)
May 24, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    / /      Rule 13d-1(b)

    / /      Rule 13d-1(c)

    /x/      Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.      56034R-10-2

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Robert R. Fowler, III

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) N/A
(b) N/A

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
4,033,237

		(6)	Shared Voting Power
N/A

		(7)	Sole Dispositive Power
4,033,237

		(8)	Shared Dispositive Power
N/A

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
4,033,237

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
N/A

(11)	Percent of Class Represented by Amount in Row (9)
25.8%

(12)	Type of Reporting Person (See Instructions)
IN

Item 1.

(a)	Name of Issuer
Main Street Banks Incorporated

(b)	Address of Issuer's Principal Executive Offices
Main Street Banks Incorporated 676 Chastain Road Kennesaw, Georgia 30144

Item 2.

(a)	Name of Person Filing
Robert R. Fowler, III*

(b)	Address of Principal Business Office or, if none, Residence
Robert R. Fowler, III P.O. Box 1098 Covington, GA 30015

(c)	Citizenship
United States of America

(d)	Title of Class of Securities
Common stock, no par value

(e)	CUSIP Number
56034R-10-2

*
Mr. Fowler did not file this Schedule 13G within the time period prescribed by Rule 13d-1 of the Securities Exchange Act of 1934, as amended. The registrant has previously disclosed the information contained in this Schedule 13D in its proxy statements and other periodic reports.

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable
(a)	/ /	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
(f)	/ /	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
(g)	/ /	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).
(h)	/ /	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	/ /	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
4,033,237

(b)	Percent of class:

25.8%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
4,033,237

(ii) Shared power to vote or to direct the vote

N/A

(iii) Sole power to dispose or to direct the disposition of
4,033,237

(iv) Shared power to dispose or to direct the disposition of
N/A

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10. Certification

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 20001
Date

/s/ Robert R. Fowler, III
Signature

Robert R. Fowler, III
Name/Title

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SCHEDULE 13G
Item 1.
Item 2.
Item 4. Ownership.
Item 10. Certification
SIGNATURE